Exhibit 9

TRICO MARINE’S LARGEST SHAREHOLDER SENDS LETTER
TO BOARD OF DIRECTORS

Kistefos AS Asks for Appointment of Two Kistefos Executives to Trico Board, Citing Desire to Help Restore Shareholder Value

Gives Notice of Proposal to Declassify Board

Oslo, Norway – December 23, 2008 – Kistefos AS, the largest shareholder of Trico Marine Services, Inc. (NASDAQ: TRMA), an integrated provider of subsea, trenching and marine support vessels and services, announced today that it has sent a letter to the Board of Directors of Trico Marine requesting that two Kistefos executives be appointed to the Company’s  Board of Directors.  Kistefos has also given formal notice of a proposal to declassify the Company’s Board of Directors, to be presented to Trico Marine’s shareholders at the next annual meeting.

While Kistefos has asked Trico Marine’s Board to voluntarily expedite these requests, Kistefos stated that it is prepared “to take all appropriate steps to accomplish our election to the Board, including by shareholder action at a special meeting of shareholders if necessary.”  Kistefos is the beneficial owner of approximately 22.8% of Trico Marine’s outstanding common stock.

Kistefos’s nominees to the Trico Marine Board, Christen Sveaas and Åge Korsvold, have extensive operational experience in the energy and offshore services industry and as directors of public and private companies in the United States and elsewhere.  They have proven track records of owning, operating and advising successful businesses, and for creating long-term shareholder value in the companies on whose Boards they have served.

Citing Trico Marine’s poor performance and extraordinary loss of shareholder value in the last year, the letter points out that:

•                  Trico Marine’s market capitalization has fallen by $565 million, more than 90%, in the past eight months.  Trico Marine has significantly underperformed its peer group in recent periods and, in Kistefos’ opinion, the Company’s current share price reflects a severe lack of investor confidence in Trico Marine and its prospects.

•                  Trico Marine has quadrupled its indebtedness to over $800 million in the last year and its ratio of debt to enterprise value now exceeds 90%.

•                  The Jones Act, which restricts foreign share ownership, limits the demand for and liquidity of Trico Marine’s shares and prevents non-U.S. shareholders from acquiring additional shares in the Company.  Trico Marine’s Jones Act fleet is a legacy business and accounts for less than 5% of the Company’s revenues.

•                  Trico Marine has maintained a hostile attitude toward its shareholders by adopting a poison pill in 2007 and by recently adopting restrictive advance notice bylaws.  In addition, Trico Marine’s opaque disclosure policies detract from shareholder understanding of the Company’s operations and results.

In addition to requesting two Board seats for Messrs. Sveaas and Korsvold, the letter also gives formal notice to Trico Marine of a proposal to declassify the Company’s Board of Directors, to be presented to Trico Marine’s shareholders at the next annual meeting.

The full text of Kistefos’ letter to Trico Marine’s Board of Directors follows:

December 23, 2008

Gentlemen:

As you know, Kistefos AS (“Kistefos”) is the beneficial owner of 3,535,959 shares, or approximately 22.8%, of the outstanding common stock of Trico Marine Services, Inc. (“Trico” or the “Company”). Kistefos is and has been the Company’s largest shareholder since it emerged from Chapter 11 reorganization in 2005.

I write today to express our deep concern about the extraordinary loss in value of the Company’s shares and about the current operations, direction, management and governance of the Company. Nevertheless, we believe that there is significant inherent value in the Company and we wish to work with management and the Board of Directors of the Company (the “Board”) to help restore it.  In our view, increased shareholder representation on the Board is a critical first step towards recovering this lost value and we request that you immediately appoint two representatives of Kistefos, Christen Sveaas and the undersigned, Åge Korsvold, to the Board.

Upon our appointment as members of the Board, we will pursue with you a plan to maximize long-term shareholder value, including a review of the Company’s governance, operations and financial structure and its strategic opportunities.  We believe that we can make a significant contribution to an analysis of the Company’s operating and financing alternatives and strategic direction from our perspective as a vested shareholder and as an experienced, industry-wise operating investor. As set out in our curricula vitae enclosed herewith as Annex I, both Mr. Sveaas and I have considerable strategic, financial and offshore services industry experience, and we believe we can substantially enhance the Board’s ability to oversee the Company.

Kistefos is an experienced long-term investor with a strong track record of value creation through successful investments in turnaround opportunities. We have been an owner and operator of anchor handlers and supply ships involved in North Sea oil exploration for over 25 years, and some years ago we owned and operated the Company’s present North Sea fleet.  Since 1989, Mr. Sveaas has been the controlling shareholder of Viking Supply Ships AS (“VSS”), an offshore services company which, through the careful build-up of its supply fleet and drilling rigs and other strategic initiatives during the early 1990s, grew into one of the largest offshore supply companies listed on the Oslo Stock Exchange.  VSS sold its supply vessels fleet and drilling rigs in the mid 1990s and today focuses on owning and operating ice breaking anchor handling vessels, platform supply vessels and North Sea standard barges.  I have led turnaround efforts in various Kistefos portfolio companies, including the shipping company Western Bulk AS and the technology companies Atex Group Ltd. and Ementor ASA.  In addition, I led Kistefos’ investment in Viking Offshore Services Ltd., a leading emergency and rescue recovery services company in the North Sea.  Over the course of our active operating involvement with Viking Offshore Services, we generated a significant return on equity investment, culminating in the sale of Viking Offshore Services in 2007 to Vroon Group B.V.  Both of us also have substantial board experience and qualifications, including in minority and independent roles, in a range of public and private companies, both in the U.S. and abroad.

To be clear, we will bring to the Board significant and relevant operating experience and a track record of generating attractive returns.  Our intention is to actively assist the Company in maximizing value over the long term for all shareholders.

While we would ask you to expedite our appointment through voluntary considered Board action, which we believe is allowed by the Company’s bylaws, we are prepared to take all appropriate steps to accomplish our election to the Board, including by shareholder action at a special meeting of shareholders if necessary.  In addition, we are today proposing that the Board take steps to permit the shareholders to vote to amend the certificate of incorporation to eliminate the classification requirement at the next annual meeting.  This proposal, of which we are required to notify the Company by December 30, is designed to bring the Company more in line with the best corporate governance standards of our day.

Background

After reaching a high of $43.23 in April 2008, the Company’s shares have lost more than 90% of their value in the past eight months. As of December 22nd, the Company had a market capitalization of $55 million, representing a loss in value to shareholders of more than $565 million in the past eight months. In addition, following the acquisitions made in 2007 and 2008 at the peak of the market in the offshore services industry, the Company’s indebtedness has grown from under $200 million to over $800 million today and its ratio of debt to enterprise value now exceeds 90%.

The Company also has significantly underperformed its peer group in recent periods.  We do not believe that the precipitous decline in the share price can simply be attributed to the market’s overreaction in the face of the economic crisis or to the recent significant drop in energy prices.  We do in fact believe that the current share price reflects a severe lack of investor confidence in the Company and its prospects.

As is well-known to the Board, we have on numerous occasions dating back to March 2005 privately and publicly urged the Board and management to pursue actions and policies that we believe would preserve and enhance shareholder value, including many of the items addressed in this letter.  We believe that the Board should pursue specific policies to address the following problems, which, in our view, are the principal reasons for the Company’s low share price and very poor performance:

1.               The Jones Act restrictions on foreign share ownership effectively operate as a limitation on demand for and liquidity of the Company’s shares and are a deterrent to the use of shares in acquisitions of non-U.S. companies.  By preventing non-U.S. shareholders from acquiring additional shares in the Company, these restrictions substantially reduce the attractiveness and value of the Company’s shares, and are a significant impediment to maximizing shareholder value. A higher share price would provide much needed flexibility to execute value-enhancing strategic initiatives.  The Board well understands that the Jones Act fleet is now a legacy business which accounts for less than 5% of the Company’s revenues and has become increasingly marginal to the future of the Company.  We believe that now is the time to close the Jones Act discount on the share price by taking concrete steps to remove the ownership restriction.

2.               The Company’s operating performance has been poor relative to its peers.  We believe that this can be attributed, in part, to suboptimal Board oversight and poor operating and strategic decisions.

•                  The Company failed to maximize returns, despite the recent boom market, in its historical core supply fleet while making insufficient investments to renew and enhance the Trico fleet. For example, in 2005, the Company contracted for one North Sea class platform supply vessel in Norway together with an option to build an additional vessel at a favourable price.  Trico subsequently elected to build only one of the two vessels and, because of an inexcusable lack of oversight of the construction process on management’s part, delivery of the vessel has been considerably delayed and may well fail. In addition, management failed to realize the “in the money” value of the option for the second vessel when it decided neither to exercise nor sell the option. In both cases, shareholder value has been lost.

•                  The Company has failed to capitalize on significant profit-making opportunities arising during the past few years in the charter markets. Margins between term and North Sea spot rates have been at record highs but, because of its bias towards long-term charters and poor operating decisions, the Company was unable to take advantage of the higher spot rates, which has adversely impacted returns.

•                  The Company initiated an ill-timed fundamental change in its business focus in 2007-2008 at the peak of the offshore supply services cycle by making significant acquisitions in the subsea segment.  These highly leveraged acquisitions have not been sufficiently profitable to date, have not been integrated well into the Company in order to take advantage of operating synergies and financing and tax efficiencies, and management has never adequately justified the long-term strategic rationale for these investments.  They are now adversely impacting the Company’s earnings, as results for the second and third quarter 2008 have been poor due to low subsea margins.

•                  In the current economic environment, the substantial indebtedness incurred in connection with these acquisitions is weighing down heavily on the share price and preventing the Company from taking advantage of the reduced share price to buy back more shares. At the same time the incurrence of substantial indebtedness with significant change of control covenants has the effect of insulating management from constructive shareholder action.

3.               In our view, the Company has maintained a distinctly hostile attitude towards its shareholders since it came out of Chapter 11 reorganization in 2005, leading to, among other things, a marginalized interest among institutional investors, which has adversely impacted the share price.

•                  The Company has demonstrated its anti-shareholder attitude repeatedly in the past by adopting a poison pill and most recently by adopting anti-shareholder advance notice bylaws. As we said when the Board implemented the poison pill in 2007, we support good governance, but we do not consider measures such as these advance notice bylaws as exemplary of good corporate governance when they are adopted in the face of a precipitous decline in value and widespread shareholder discontent.  In fact, we would consider the recent bylaw amendment action you have taken and other similar restrictions that the Company may adopt in response to this letter as an intentional act to diminish our and our fellow shareholders’ rights to exercise democratic shareholder control over the governance of the Company, and we are prepared to act to defend those rights.

•                  The share buy back program, a welcome initiative that Kistefos had called for as a constructive approach to supporting shareholder value, was never completed, as the Company refrained from buying back shares at increasingly attractive prices. Trico is now insufficiently capitalized to take advantage of low valuations. The Company has never explained to shareholders whether the program has been discontinued, and, if so, why the program was discontinued.

•                  The Company’s opaque disclosure policies detract from shareholder understanding of the Company’s operations and results.  Trico should adopt a more transparent presentation of its periodic results, and announce material contracts and other events on a more current basis, enabling shareholders to better understand and analyze the Company.

In summary, while we remain confident that, over the very long-term, the industry will offer the Company opportunities for organic and external growth and increased profitability, the Company faces significant challenges in the near future, including: completing the integration of its two recent major acquisitions and reduction of related indebtedness; initiating the internationalisation of the subsea operations; enhancing the quality and reach of its supply vessels operations; and returning to satisfactory profitability, all within the context of a global recession. As demonstrated by Kistefos’ track record of successful investments in the shipping and offshore services industries, both Christen Sveaas and I have considerable experience in creating long-term value.  We are prepared to put this experience to work to assist the Board in the steps that it must take now to address these challenges and take advantage of these opportunities.

Proposals

Kistefos is prepared to underscore its commitment to assisting the Company in meeting these challenges by asking its two senior officers to join the Board.  We hereby request that Christen Sveaas, Chairman of Kistefos AS, and Åge Korsvold, Chief Executive Officer of Kistefos AS, be appointed to the Board as soon as the required Board action can be taken.  As discussed herein and as set out in our curricula vitae enclosed as Annex I, both Mr. Sveaas and I have considerable relevant strategic, financial and offshore services industry experience and we are confident that we can make a decisive contribution to the Company’s long-term business success.

We believe our request can be implemented by the Board, without shareholder action, and in compliance with the Jones Act and the Company’s governing documents, by asking two current non-executive directors to step down, replacing them with our nominees and increasing the quorum requirement to five. In the longer term we would have no objection to a modest expansion in the size of the Board so that there is no reduction in the number of non-affiliated directors. We would welcome an opportunity to discuss our request with the Company’s senior management and with the lead director and will be available to meet in person with you for that purpose at your convenience during the week of January 5.

 We also wish to give notice that pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, Kistefos intends to present the proposal attached hereto as Annex II to declassify the Board at the 2009 annual meeting of shareholders and hereby requests that the proposal be included in management’s proxy materials prepared for use at the annual meeting.  By eliminating the classified Board of Directors, the Company will permit shareholders to register their views annually on the performance of the Board of Directors and each individual director. We feel this will promote a culture of responsiveness and dynamism on the Board of Directors, qualities necessary to meet the extensive challenges that the Company faces.

As disclosed in Amendment No. 26 to Kistefos’ Schedule 13D filed with the Securities and Exchange Commission, Kistefos has held the number of shares of common stock of the Company required by Rule 14a-8 for over a year.  In addition, Kistefos intends to continue to hold such number of shares of the Company through the date on which the annual meeting is held.  I also confirm that Kistefos intends to appear in person or by proxy at the annual meeting to present the proposal.

Please do not hesitate to contact me regarding this letter. You may also direct questions or correspondence to our counsel, Frode Jensen, at Holland & Knight.

Very truly yours,

KISTEFOS AS

Åge Korsvold
Chief Executive Officer

cc:	Joseph S. Compofelice
Myles W. Scoggins

ANNEX I

Christen Sveaas, Age 52: Mr. Sveaas is the sole equity owner and Chairman of Kistefos AS (“Kistefos”), an investment firm which he founded in 1979. Kistefos has holdings in dry cargo-shipping, offshore services and financial services, as well as technology-founded investments and real estate development.  In addition, Mr. Sveaas owns 85% of Kistefos Traesliberi, a company engaged in forestry and related industrial activities established by his grandfather in 1889.  He serves as a senior advisor to EQT Partners AB, a Swedish private equity firm, and as a member of the Deans Council, John F. Kennedy School of Government at Harvard University.  Since 1989, Mr. Sveaas has been the controlling shareholder of Viking Supply Ships AS (“VSS”), an offshore services company which, through the careful build-up of its supply fleet and drilling rigs and other strategic initiatives during the early 1990s, grew into one of the largest offshore supply companies listed on the Oslo Stock Exchange.  He also acts as Chairman of Viking Drilling ASA and its US subsidiary Viking Offshore (USA), Inc., two companies whose assets are being sold.  Mr. Sveaas has been in the investment industry since 1979, and previously has served on the board of directors of several public companies, including Orkla ASA, Stolt-Nielsen S.A., Tschudi & Eitzen Shipping AS, Vestenfjeldske Bykreditt AS and SkipsKredittforeningen.  In addition, Mr. Sveaas is the chairman of the Anders Sveaas Charitable Foundation, and is a board member of the Kistefos Museum.  Mr. Sveaas holds an M.B.A. degree from University of St. Gallen, Switzerland.

Åge Korsvold, Age 62: Mr. Korsvold has served as the Chief Executive Officer of Kistefos since December 2001. During this time, he has overseen the expansion of Kistefos’ direct investments in the shipping and offshore services industries, and has directed the private equity and venture capital investments made by Kistefos.  Mr. Korsvold has also led efforts to increase shareholder value in various Kistefos portfolio companies, including the shipping company Western Bulk AS and the technology companies Atex Group Ltd. and Ementor ASA.  He has also led Kistefos’ investment in Viking Offshore Services, a leading emergency and rescue services company in the North Sea which was sold to Vroon Group B.V. in 2007 following a strategic turnaround plan that generated a significant return on investment.  Before joining Kistefos, Mr. Korsvold spent six years as President and Chief Executive Officer of Storebrand ASA (“Storebrand”), the largest insurance company in Norway.  In this position, he oversaw the successful restructuring of Storebrand through consolidation and increased efficiencies, and its market capitalization grew from approximately NOK 4 billion to NOK 16 billion.  Mr. Korsvold has extensive experience in industry, banking and shipping in both executive and board positions.  Mr. Korsvold holds an M.B.A. degree from the Wharton School, University of Pennsylvania.

ANNEX II

Proposal

RESOLVED that the stockholders of Trico Marine Services, Inc. (the “Company”) request the Board of Directors to take the necessary steps to provide that all directors have a one-year term of office, including approval of amendments to the Certificate of Incorporation and the Bylaws of the Company to eliminate the “classified” Board of Directors terms and submission of such amendments for stockholder approval to the extent required.

Supporting Statement

The election of corporate directors is a primary avenue for stockholders to influence corporate affairs and ensure management accountability. However, under the classified voting system at the Company, individual directors face election only once every three years, and stockholders only vote on roughly one-third of the Board of Directors each year. In our opinion, such a system serves to insulate the Board of Directors and management from stockholder input and the consequences of poor financial performance.

By eliminating the classified Board of Directors, we believe the Company will permit stockholders to register their views annually on the performance of the Board of Directors and each individual director. We feel this will promote a culture of responsiveness and dynamism, qualities necessary to meet the challenges that the Company faces.

We submit that by introducing annual elections and eliminating the classified Board of Directors at the Company, management and the Board of Directors will be more accountable to stockholders.

We believe that by aligning the interest of the Board of Directors and management with the interests of stockholders, our Company will be better equipped to enhance stockholder value.

For the above reasons, we urge a vote FOR the resolution.

Important Information

Security holders are advised to read all filings with the Securities and Exchange Commission made by Kistefos AS, which contain important information.  Copies of these filings are available at no charge at the Securities and Exchange Commission’s website at http://www.sec.gov.

About Kistefos AS

Kistefos AS is a private investment firm focused on making investments in medium-sized companies. Kistefos typically invests in turnaround opportunities and businesses that experience industry consolidation.  Kistefos has holdings in dry cargo-shipping, offshore services and financial services, as well as technology-founded investments and real estate development.  Kistefos AS was founded in 1979 and is based in Oslo, Norway.

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